UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D


Under the Securities Exchange Act of 1934

(Amendment No. _________)*


Name of Issuer:	Agribrands International, Inc.

Title of Class of Securities:	Common Stock

CUSIP Number:	00849R105

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications:

Howard Feitelberg, Highbridge Capital Corporation
		Anchorage Center, 2nd Floor
		Harbor Drive, George Town, Grand Cayman
		Cayman Islands, British West Indies
(345) 945-1400

Date of Event which Requires Filing of this Statement:

	August 8, 2000


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g),
check the following box [   ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



1.	NAME OF REPORTING PERSON
	SS or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Highbridge Capital Corporation - not applicable

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [  ]		(b) [  ]

3.	SEC USE ONLY



4.  SOURCE OF FUNDS

Highbridge Capital Corporation - OO

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)  [ ]



6.  CITIZENSHIP OR PLACE OF ORGANIZATION:

Highbridge Capital Corporation - Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH... [7-10]

7.  SOLE VOTING POWER:

	0

8.  SHARED VOTING POWER:

	775,000 shares

9.  SOLE DISPOSITIVE POWER:

	0

10.  SHARED DISPOSITIVE POWER:

	775,000 shares

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	775,000 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES [   ]




13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.9% Common Stock

14.	TYPE OF REPORTING PERSON:

Highbridge Capital Corporation - BD


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D


Under the Securities Exchange Act of 1934

(Amendment No. _________)*


Name of Issuer:	Agribrands International, Inc.

Title of Class of Securities:	Common Stock

CUSIP Number:	00849R105

Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications:

Ronald S. Resnick, Highbridge Capital Management, LLC
767 Fifth Avenue, 23rd Floor, New York, New York  10153
(212) 751-4510

Date of Event which Requires Filing of this Statement:

	August 8, 2000


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g),
check the following box [   ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



1.	NAME OF REPORTING PERSON
	SS or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Highbridge Capital Management, LLC - 13-3993048

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [  ]		(b) [  ]

3.	SEC USE ONLY



4.  SOURCE OF FUNDS

Highbridge Capital Management, LLC - not applicable

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)  [ ]



6.  CITIZENSHIP OR PLACE OF ORGANIZATION:

Highbridge Capital Management, LLC - State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH... [7-10]

7.  SOLE VOTING POWER:

	0

8.  SHARED VOTING POWER:

	775,000 shares

9.  SOLE DISPOSITIVE POWER:

	0

10.  SHARED DISPOSITIVE POWER:

	775,000 shares

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	775,000 shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES [   ]




13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.9% Common Stock

14.	TYPE OF REPORTING PERSON:

Highbridge Capital Management, LLC - CO




 Introduction:

This statement is filed by Highbridge Capital Corporation ("HCC") and Highbridge Capital Management, LLC ("HCM") (HCC and HCM are sometimes referred to herein collectively as the "Reporting Persons") with respect to the ownership by HCC of 775,000 shares of Common Stock of Agribrands International, Inc. (the "Issuer"). HCM is the trading manager of HCC.


Item 1.	Security and Issuer

This statement on Schedule 13D relates to:
	the Common Stock of Agribrands International, Inc.

The name and address of the principal executive and business office of the Issuer is:
	9811 South Forty Drive, St. Louis, MO  63124


Item 2.	Identity and Background

(a) 	Highbridge Capital Corporation
(organized in the Cayman Islands; principal business is engaging in arbitrage and absolute return investment strategies in the global equity and corporate debt securities markets)

Highbridge Capital Management, LLC
(organized in the state of Delaware; principal business is acting as trading manager of Highbridge Capital Corporation)

Glenn Dubin
Henry Swieca
Howard Feitelberg
Mario Benbassat
Bernard Loze
Julio Mario Santo Domingo


(b)	Highbridge Capital Corporation:	Anchorage Center, 2nd Floor
                                        Harbor Drive, George Town, Grand Cayman
                                        Cayman Islands, British West Indies
Highbridge Capital Management, LLC:  767 Fifth Avenue,
                                     23rd Floor, New York, NY 10153

Glenn Dubin:                    767 Fifth Avenue, 23rd Floor, New York, NY 10153
Henry Swieca:                   767 Fifth Avenue, 23rd Floor, New York, NY 10153
Howard Feitelberg:              Anchorage Center, 2nd Floor, Harbor Drive,
                                George Town, Grand Cayman,
                                Cayman Islands, British West Indies
Mario Benbassat:                6, Place Camoletti, 1207 Geneva, Switzerland
Bernard Loze:                   Loze Associates, 43, Avenue Marceau,
                                75116 Paris, France
Julio Mario Santo Domingo:	Alpha Asset Management, 9 place du bourg de four,
                                Geneva CH-1204, Switzerland


(c)  Glenn Dubin:
        Co-Chairman -	Highbridge Capital Management, LLC
                        767 Fifth Avenue, New York, NY 10153
	Co-Chairman -	Dubin & Swieca Companies
                        767 Fifth Avenue, New York, NY   10153
	Director -	Highbridge Capital Corporation
			Anchorage Center, 2nd Floor
			Harbor Drive, George Town, Grand Cayman
			Cayman Islands, British West Indies


Henry Swieca:
        Co-Chairman -	Highbridge Capital Management, LLC
                        767 Fifth Avenue, New York, NY 10153
	Co-Chairman -	Dubin & Swieca Companies
                        767 Fifth Avenue, New York, NY   10153
	Director -	Highbridge Capital Corporation
			Anchorage Center, 2nd Floor
			Harbor Drive, George Town, Grand Cayman
			Cayman Islands, British West Indies


Howard Feitelberg:
        Controller -	Highbridge Capital Corporation
			Anchorage Center, 2nd Floor
			Harbor Drive, George Town, Grand Cayman
			Cayman Islands, British West Indies
	Director -	Highbridge Capital Corporation
			Anchorage Center, 2nd Floor
			Harbor Drive, George Town, Grand Cayman
			Cayman Islands, British West Indies


Mario Benbassat:
        General/Managing
	Director -	Genevalor, Benbassat & Cie
                        6, Place Camoletti, 1207 Geneva, Switzerland
	Director -	Highbridge Capital Corporation
			Anchorage Center, 2nd Floor
			Harbor Drive, George Town, Grand Cayman
			Cayman Islands, British West Indies


Bernard Loze:
        Chairman -	Loze & Associates
                        43, Avenue Marceau, 75116 Paris, France
	Director -	Highbridge Capital Corporation
			Anchorage Center, 2nd Floor
			Harbour Drive, George Town, Grand Cayman
			Cayman Islands, British West Indies


Julio Mario Santo Domingo:
        President -	Alpha Asset Management, S.A.
                        9, place du bourg de four, Geneva CH-1204,
                        Switzerland
	Director -	Highbridge Capital Corporation
			Anchorage Center, 2nd Floor
			Harbor Drive, George Town, Grand Cayman
			Cayman Islands, British West Indies


(d)-(e)

Neither the Reporting Persons nor any of the persons enumerated in General Instruction C has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither the Reporting Persons nor any of the persons enumerated in General Instruction C has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.



(f)	Citizenship

Glenn Dubin	           United States
Henry Swieca               United States
Howard Feitelberg          Canada
Mario Benbassat            Switzerland
Bernard Loze               France
Julio Mario Santo Domingo  Columbia and Brazil


Item 3.	Source and Amount of Funds or Other Consideration

The funds to purchase the $27,683,425 of Common Stock came from equity capital and from funds borrowed from a broker margin account kept in the ordinary course of business.

Item 4.	Purpose of Transaction

The Shares of Common Stock are deemed to be beneficially owned by the Reporting Persons and were acquired in the ordinary course of business for, and are being held for, investment purposes.


Item 5.	Interest in Securities of the Issuer

(a) As of August 9, 2000, the Reporting Persons are deemed to be the beneficial owners of 775,000 shares of Common Stock of the Issuer. Based on the Issuer's filing on Form 10-Q on July 6, 2000, there were 9,813,101 shares of Common Stock outstanding. Therefore, Reporting Persons may be deemed to beneficially own 7.9% of the outstanding shares of common stock of the Issuer.

(b) The Reporting Persons have the power to vote and the power to dispose of the shares of the Common Stock.

(c) During the 60 days prior to the filing date of this Schedule 13D, Highbridge Capital Corporation purchased 100,000 shares of Common Stock for $4,070,622 on August 8, 2000 and 25,000 shares of Common Stock for $1,038,825 on August 9, 2000.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7. Material to Be Filed as Exhibits

None













SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	Highbridge Capital Corporation

	By:		/s/  Howard Feitelberg
	Howard Feitelberg, Controller

		August 16, 2000
	Date


	Highbridge Capital Management, LLC

	By:		/s/ Ronald S. Resnick
	Ronald S. Resnick, Managing Director

		August 16, 2000
		Date